January 29, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Lauren S. Hamill

Re: Aptevo Therapeutics Inc.

Registration Statement on Form S-1
Filed January 28, 2026

File No. 333-293010

Dear Ms. Hamill:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-293010) of Aptevo Therapeutics Inc. (the “Registration Statement”). We respectfully request that the Registration Statement become effective as of 4:30 p.m., Eastern Time, on January 30, 2026, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please confirm that event with our counsel, Paul Hastings LLP, by calling Sean M. Donahue at (202) 551-1704.

Very truly yours,

Aptevo Therapeutics Inc.

By: /s/ Marvin L. White

Marvin L. White

President and Chief Executive Officer

CC:	SoYoung Kwon, Aptevo Therapeutics Inc. Daphne Taylor, Aptevo Therapeutics Inc. Sean M. Donahue, Paul Hastings LLP